                            April 26, 2013

Via Federal Express

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Texas Instruments Incorporated
Form 10-K for the Year Ended December 31, 2012
Filed February 22, 2013
File No. 1-3761

Dear Mr. Vaughn:

I am writing in response to your letter dated April 12, 2013, to Texas Instruments Incorporated (“TI”) containing comments on our Form 10-K for the year ended December 31, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Liquidity and capital resources, page 50

COMMENT 1:  We note from page 18 that at December 31, 2012, you hold a cumulative total of $5.5 billion of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely and which are invested “primarily” in tangible assets. We also note that your property, plant and equipment held outside the U.S. approximated $2.0 billion at that date while overall inventory, both U.S and non-U.S., totaled $1.8 billion. As we also note that cash and cash equivalents and short-term investments totaled $4.0 billion at that date, please tell us the amount of cash and equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

RESPONSE 1:  As of December 31, 2012, our foreign subsidiaries held about $600 million of cash, cash equivalents and liquid investments.  Of that amount, about $470 million would not be available for use in the U.S. without incurring U.S. taxes.

COMMENT 2:  Further, as we note from page 36 that a significant portion of your operations and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

RESPONSE 2:  As of December 31, 2012, our U.S. entities held $3.4 billion of cash, cash equivalents, and short-term investments, and have full access to our $2.0 billion revolving credit facility through its expiration in March 2018.  In light of these significant resources already available to our U.S. entities, we believe any impact to our liquidity or capital position if the approximately $600 million of cash, cash equivalents and liquid investments held by our foreign subsidiaries as of December 31, 2012, were not available for transfer to the U.S. to be negligible.  If we repatriated approximately $600 million of cash, cash equivalents and liquid investments, $470 million of which would incur tax, the additional tax liability net of foreign tax credits would be approximately $70 million.  This result is based on several assumptions, including an assumption that the repatriation occurs by means of a dividend, and does not consider alternative tax planning strategies we would likely pursue that might result in a lower additional tax liability.  As of December 31, 2012, we have no intent to distribute these earnings.

COMMENT 3:  We note there appears to be a changing relationship between domestic and foreign revenues, income before income taxes, and your effective income tax rates. For example, we note from your disclosures on page 36 that though foreign revenues have remained consistent from 2010 through 2012 at approximately 88% of total revenues, foreign income before income taxes as disclosed on page 17 has increased significantly, from 17% in 2010 to 83% in 2012. We also note that the non-U.S. effective tax rates have had a greater impact on your statutory tax rate reconciliation and that foreign income taxes represent a significantly larger portion of total income taxes in 2012 compared to prior years. In future filings, please explain how income tax planning has historically impacted or is reasonably likely to impact future results of operations or financial position. Your discussion should explain in separate detail the foreign effective income tax rates and their importance in understanding your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE 3: We will expand our disclosure as requested in future filings.

In connection with this response to your comments regarding our Form 10-K for the year ended December 31, 2012, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We trust that the above information will be sufficient for your purposes.  If you have any questions, please call Rafael Lizardi of Texas Instruments at 214-567-3926.

                               Very truly yours,

                               /s/ KEVIN P. MARCH

                               Kevin P. March
                               Senior Vice President and
                               Chief Financial Officer